Exhibit 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges
Twelve Months Ended December 31, 2004
(In thousands)

Earnings
Net Income	$ 33,840
Equity earnings	(4,587)
Income distribution from equity investees	3,256
Federal and state income taxes	20,656
Fixed charges	14,866
Total Earnings as Defined	68,031

Fixed Charges
Interest on long-term debt	$11,062
Other interest	361
Interest on rentals*	814
Amortization of debt discount	516
Capitalized interest	2,113
Total Fixed Charges	14,866

Ratio of Earnings to Fixed Charges	4.58x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.